

Mail Stop 3561

August 29, 2016

Michael A. George
Chief Executive Officer
QVC, Inc.
1200 Wilson Drive
West Chester, Pennsylvania 19380

> **Re:** **QVC, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2016**
> **File No. 333-213066**

Dear Mr. George:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities

Subsidiary Guarantees, page 12

1. Please include a description of the guaranty release provisions in this section.

Item 16, Exhibits, page II-10

2. By indicating in this section that you will file a Form T-1 as an exhibit to a Current Report on Form 8-K, it appears that you are relying on Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis. Instead, any Form T-1 filed on a delayed basis must be filed under the form type "305B2." For additional guidance, please see Trust Indenture Act of 1939 Compliance and Disclosure Interpretation No. 220.01, which can be found on our website.

Exhibit 5.1

3. Because one of the Subsidiary Guarantors is incorporated in North Carolina and another is organized in Texas, please have counsel include the applicable laws of each of those states in the list of laws on which the opinions are based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee L. Wilm, Esq.